Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 14, 2018 to Prospectus dated June 30, 2017

Registration No. 333-219086

DOMINION ENERGY GAS HOLDINGS, LLC

FINAL TERM SHEET

June 14, 2018

2018 Series A Floating Rate Senior Notes due 2021

Issuer:	Dominion Energy Gas Holdings, LLC

Principal Amount:	$500,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	A2 (review for downgrade)/BBB+ (negative outlook)/A-(negative outlook)

Trade Date:	June 14, 2018

Settlement Date (T+3)**:	June 19, 2018

Final Maturity Date:	June 15, 2021

Interest Rate:	Three Month LIBOR Rate (as defined in the Preliminary Prospectus Supplement) plus 60 basis points (0.60%) reset quarterly

Interest Payment Dates:	March 15, June 15, September 15, December 15

First Interest Payment Date:	September 15, 2018

Optional Redemption:	The Senior Notes may not be redeemed before maturity

Price to Public:	100% per Note, plus accrued interest if any, from June 19, 2018

Proceeds to the Company Before Expenses:	$498,250,000

CUSIP/ISIN:	257375 AM7 / US257375AM72

Joint Book Running Managers:	Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated June 14, 2018, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Citigroup Global Markets Inc.	1-800-831-9146 (toll free)
Goldman Sachs & Co. LLC	1-866-471-2526 (toll free)
U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the third business day following the date of this final term sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.